UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2016
Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒                 Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes   ☐                  No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes   ☐                 No   ☒

EXPLANATORY NOTE
This Amendment No. 1 to the Report on Form 6-K for the quarter ended September 30, 2016, originally filed with the Securities and Exchange Commission on November 28, 2016 (the “Form 6-K”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.
Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

Item 6. Exhibits

Exhibit Number	Description
101
The following financial information from Teekay LNG Partners L.P.’s Report on Form 6-K for the quarter ended September 30, 2016, filed with the SEC on November 28, 2016, formatted in Extensible Business Reporting Language (XBRL):

(i) Unaudited Consolidated Statements of Income for the three and nine months ended September 30, 2016 and 2015;
(ii) Unaudited Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2016 and 2015;
(iii) Unaudited Consolidated Balance Sheets as at September 30, 2016 and December 31, 2015;
(iv) Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2016 and 2015;
(v) Unaudited Consolidated Statement of Changes in Total Equity for the nine months ended September 30, 2016; and
(vi) Notes to the Unaudited Consolidated Financial Statements.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-197479) FILED WITH THE SEC ON JULY 17, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-197651) FILED WITH THE SEC ON JULY 25, 2014

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner

Date: December 7, 2016	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)